

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2019

Dean O. Bass
Chairman and Chief Executive Officer
Spirit of Texas Bancshares, Inc.
1836 Spirit of Texas Way
Conroe, TX 77301

> **Re: Spirit of Texas Bancshares, Inc.**
> **Draft Registration Statement on Form S-3**
> **Submitted May 24, 2019**
> **CIK No. 0001499453**

Dear Mr. Bass:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services

cc: Beth A. Whitaker, Esq.